INVEST IN **SPINSTER SISTERS CO**

Plastic-free and water-free options in award winning, functional, clean beauty


SOAP MAKING

spinstersistersco.com Golden CO

Main Street | Retail | Sustainability | Plastic Free | Women-owned

LEAD INVESTOR



Elliot Begoun Founder, Brand Champion

Spinster Sisters represents everything we support and believe in. Led by a passionate founder. Committed to sustainability, nimble, capital-efficient, and resilient. We see the benefit of vertical integration and the strong unit economics it affords. Importantly, we are excited about the new Free From line. Natural Products Consumers, a constituency of nearly 50MM have become stakeholders in what they put in on their bodies and want to make purchases that align with their commitment to our planet. Lastly, we believe in Kelly Perkins. She is an entrepreneur through and through.

Invested $2,500 this round

Highlights

1. 3.7X DTC growth, 4.7X Natural/Mass Grocery growth since Jan 2020 with a massive sales pipeline
2. $1.3+M Annual Revenue, 48% YOY growth during pandemic. Clear path to profitability ($5.836M) in 2023
3. Exit Strategy: we feel Spinster Sisters will be positioned to be acquired at $20M in sales, in 4 years. (not guaranteed)
4. 58% Blended Gross Profit Margin
5. Public Benefit Corp for sustainable supply chain, packaging, and social mission.
6. Natural, eco-conscious, plant-based.
7. Wholesale partners - Whole Foods, Kroger, HEB, Mom's Organic Market, Central Market and more.

Our Team



Kelly Perkins Founder & President

Formula Fanatic + The Dreamer of Dreams I built a company that will close out 2021 with almost $2M in sales, boot-strapped. AND I got my captains license from the American Sailing Association, which is pretty cool too.

I wanted to find a way to take care of skin with clean, non-toxic ingredients so people don't soak in the toxic chemicals that are in so many products. I also care about the planet and those same toxic ingredients wash off and into the ecosystem, We need to be responsible about what we do to our bodies and the planet.

I wanted to find a way to take care of skin with clean, non-toxic ingredients so people don't soak in the toxic chemicals that are in so many products. I also care about the planet and those same toxic ingredients wash off and into the ecosystem, We need to be responsible about what we do to our bodies and the planet.



Ellen Sample General Manager

I have over 25 years in Operations. My team and I are resonsible for "gettin' 'er done". Quickly, efficiently, safely, and accurately.



Aaron Faust Director of Business Development

I have a vast background in market expansion, account acquisition, and brand management. As a business developer and strategist, I create relationships and strategic opportunities for long-term value primarily within the CPG and natural food sector.



Shawna Kennedy-Schmitt Brand Manager

An authentic achiever with a passion for natural better-for-you products. 11 + years of experience in marketing, sales, and retail in the natural CPG industry.



Kristen Williams Brand Strategist/CSR Lead

Over 24 years experience in comms, tech writing, marketing, sales training, and product leadership. Published newspaper + magazine writer and editor. Passionate about sustainability, truth-telling,

and accountability.

Why invest in the Spinsterhood?



PLANT-BASED SKINCARE
WITH NEW
WATER & PLASTIC FREE
SUSTAINABILITY LINE

Skincare consumers are sacrificing effectiveness to use natural products. They want both.

Many conventional skincare products contain chemicals that are linked to incredibly harmful and life-threatening diseases, including cancer.

Some natural skincare alternatives simply aren't effective. Plus, some are merely marketed as natural but employ greenwashing techniques to confuse consumers and snare their business.

Sophisticated shoppers not only want effective, natural products, but also care whether a brand shares their concerns about the planet and works to make a positive social impact. It's not easy to know that with many natural alternatives.

Spinster Sisters Co crafts personal care that is good for you, the planet, and made with ingredients you'll recognize.

Spinster Sisters Co.'s face and skincare products are made in Colorado with high-quality, clean ingredients and a focus on sustainability. We believe in cruelty-free, organic, toxin-free, and most importantly — effective — clean skin and face care.



GROWING NATURAL SKINCARE DEMANDS
77%
of consumers 18 – 44 say the source and quality of ingredients are the most important considerations in purchasing natural products.*
13.3%
CAGR
Future Market Insights expects a 13.3% CAGR for the water free personal care market between 2021 and 2031.**

PEACE OUT, PLASTIC!



NEW "FREE FROM" LINE
Free from water, plastic, preservatives, and vile ingredients (so long, toxic sulfates!)
Launching November 2021
Face Care
Hair Care
Body Care
1500% growth YTD
Face Cleanser Bar
Face Hydration Bar
Shampoo Bar
Conditioner Bar
Solid Lotion Bar
Sugar Scrub Bar
Deodorant Bar

In mid-November, we are launching a game-changing family of clean beauty products called the "Free From" line.

"Free From" means this new sustainable line of face, body, and hair care is the total package for ethical and environmental choices in plant-based, effective, clean beauty solutions. Free from toxic ingredients like sulfates just like the rest of our products, this new line is also free from water and plastic waste.

Each category in the line has its own new revolutionary products:

Face: Daily Glow Face Cleanser Bar with Turmeric, and Daily Glow Serum Bar with Blue Tansy Oil & Hyaluronic Acid.

Body: Body Butter Bar, Sugar Scrub Bar, and Deodorant Bar (2 scents each).

Hair: Shampoo Bar and Conditioner Bar (2 scents each).

MARKET POSITIONING

	SPINSTER SISTERS	TRADITIONAL BRANDS	COMPETITORS
	Spinster Sisters Co	Dr. Bronner's, Dove	Weleda, Burt's Bees, Pacha Soap Co, Soap + Salve
INGREDIENTS	• Plant-based ingredients • Only company on the market using plant-based preservative	• Formulate with toxic chemicals banned outside the US	• Petrolatum based preservatives, like phenoxyethanol • Preservatives = Parabens
SUSTAINABILITY	• Transparent and clean	• Not moving towards sustainable packaging quickly	• Green washing is rampant

Our labels and packaging are clear, from the ingredients to our certifications. We are a Public Benefit Corporation, and we actively work to provide comprehensive transparency to our customers and employees, to stay accountable to the social impact and environmental aspects of our mission.


ABOUT US
WOMEN OWNED


OUR BRAND: DISTINCTIVE & CHEEKY
• Beautiful, vintage-inspired packaging
• Edgy and disruptive branding
• High-end product experience at affordable, everyday prices
• Broad market acceptance; robust e-commerce site and 2,100 retail doors
RUB IT, SCRUB IT, LOVE IT


GO TO MARKET STRATEGY
Gender
Male
Engaged Website Visitors
Direct to Consumer & Organic Growth
• Digital marketing agency hired in June 2021
• Additional funding will further DTC growth
• Growth in DTC has outsized impact due to improved profit margin compared to distribution
Expanding On-Shelf Presence
• Available in all 50 states and Canada
• 2,100 store locations
• Additional funding will expand retail base
• Retailers like us due to our innovative products, clean ingredients, and design-forward branding


DIGITAL KPI'S
Ecommerce:
Customer retention rate: 24.4%
Net promoter score: 87
Average DTC order value: $55
Conversion Rate (2021): 3.67% (HBA avg 4.3%)
Email Marketing:
2021 overall conversion rate: .89% (HBA avg .20%**)




PATHWAY TO GROWTH
2019
2020
2021
Expansions
Specialty
• Mass
• Natural Grocery
• Conventional Grocery
Retailers
Whole Foods Marketplace
H-E-B
Fruitful Yield
Kroger
Growth
• Led by Soap & Hand Sanitizer
• Two New Regions of Whole Foods Market
On-Boarded
Mom's Organic Market
Duluth Trading Co.
Coborn's
SpartanNash
King Soopers
100% Sell Through
KeHE
Palko Services
snackmagic
GeniusCentral
Market Street
King Soopers
UNFI
Choice
• HEB
• Whole Foods – NorCal & Canada
New distribution network
UNFI – US and Canada
New Business
Sales Pipeline is massive
Potential new store count in excess of 800 doors in next 6-9 months

Forward-looking projections cannot be guaranteed.


2020 HIGHLIGHTS
Spinster Sisters Sales Across Product Line:
3.7x
DTC growth since January 2020
4.7x
Natural/Mass Grocery growth
KICKFURTHER
NEXTY AWARDS
WHOLE FOODS MARKET
Pitch Slam Grand Prize WINNER!
$200,000 interest-free invoice factoring
Natural Products Expo 2020 WINNER!
2020 Local Supplier of the Year for the Rocky Mtn. Region

In September 2021, we earned another prestigious NEXTY Award for Best New Beauty Product for our Rosemary Mint Conditioner Bar. We've seen outstanding growth with our Hair Care products (1500% YTD!), exposing a trend we saw coming and propelling us to launch the rest of the Free From line in November.


2020 REVENUE & EXPECTED GROWTH
Annual Revenue
$1.3+M
48%
YOY growth during pandemic
Pathway to Profitability in
2023
$0.00
$890K
$1.315M
$2.907M
49%
Gross Profit Margin
50%
Gross Profit Margin
58%
Gross Profit Margin

Forward-looking projections cannot be guaranteed.


EXIT STRATEGY
We feel Spinster Sisters will be positioned to be acquired at $20M in sales.

COMPANY	ACQUIRED	YEAR	PRICE	MULTIPLE
Unilever		2019	$845M	6X
SHISEIDO	TATCHA	2019	$500M	7X
L'OCCITANE	ELEMIS	2019	$900M	5X
	FILORGA	2019	$1.69B	8.5X
scjohnson		2019	$20M	10X

Forward-looking projections cannot be guaranteed.


INVESTMENT ASK
Our Ask: $376K SAFE investment on Pre-money Valuation $5.7M
Funds raised will be allocated to the following:
Automating roles in the manufacturing process, increasing time and cost-efficiency. Proper manufacturing equipment for all products would increase capacity by more than 500%.
Scaling up E-commerce marketing in underserved markets outside of retail distribution areas, through marketing consultants and brokers.
We are self manufactured - and can improve profitability through volume ordering of raw materials to meet large retail chain purchase orders.

Will get an audit and update ask if we are headed over $376K.


MEET OUR LEADERSHIP TEAM
Kelly Perkins
Founder & President
Ellen Sample
General Manager
All Around CPG Guru
Aaron Faust
Dir. of Business Dev.
Shawna Kennedy-Schmitt
Brand/Marketing Manager
Craig Perkins, PhD
Advisor
Elliot Begoun
Advisor


MICROSOAPERY
GOLDEN.CO
SPINSTER SISTERS
THANK YOU
Kelly Perkins, Founder & President
kelly@spinstersistersco.com
301 Commercial Rd. Suite G, Golden, CO 80401
1-844-SPINSTER
Follow us on social:
@SpinsterSistersCo